2116-130 Adelaide St. W. Toronto, ON M5H 3P5 T. 416.360.7590 F. 416.360.7709 www.napalladium.com

For Immediate Release	News Release
April 16, 2007	Trading Symbol TSX - PDL
AMEX - PAL

North American Palladium Reports 68% Increase
in First Quarter 2007 Palladium Production

Highlights

This news release contains forward-looking statements. Reference should be made to
“Forward-looking Statements” at the end of this news release

•	Palladium production in Q1 2007 climbed by 68% to 78,805 ounces compared with 47,015 ounces for the same period in 2006
•	The average palladium head grade for the quarter was 2.48 g/t compared with 1.79 g/t in Q1 2006
•	Overall by-product metal production for the quarter also increased substantially
•	Mill availability improved to almost 95%, among the highest rates ever achieved
•	1,288,540 tonnes of ore was processed during the quarter at a Pd recovery rate of 76.6% compared with 1,125,710 tonnes of ore in Q1 2006 at a Pd recovery rate of 72.7%
•	Spot palladium prices in Q1 2007 continued to strengthen to an average of US $346 per ounce compared with US $290 per ounce in Q1 2006

Results of Operations

Toronto, Ontario - In the first quarter of 2007, the Company’s Lac des Iles mining operation produced 78,805 ounces of palladium, an increase of 68% over the 47,015 ounces produced in the comparable quarter of 2006. Production in the first quarter of 2007 also surpassed fourth quarter 2006 production of 73,242 ounces by 8%. This performance is consistent with the rising production trend reported throughout 2006, signalling a return to higher sustainable production levels that are nearing two year highs. The improvement is largely a result of the contribution from the underground mine that commenced production in April 2006 and which continues to positively impact grade and throughput at the mine. During the first quarter of 2007, an average of 2,236 tonnes per day was extracted from the underground mine at a palladium head grade of approximately 6.0 g/t. This produced a blended palladium mill feed grade in the first quarter 2007 of 2.48 g/t compared with 1.79 g/t palladium in first quarter 2006.

The Company’s by-product metal production in the first quarter of 2007 saw substantial increases over the comparable period in 2006: platinum increased 46% to 6,862 oz vs. 4,698 oz; gold increased 35% to 4,890 oz from 3,615 oz; nickel increased 32% to 812,385 lbs from 616,037 lbs; while copper increased 13% to 1,370,113 lbs from 1,213,394 lbs. in 2006.

In total, 1,288,540 tonnes of ore was processed during the first quarter at an average of
14,317 tonnes per day at a palladium head grade of 2.48 g/t. This compared to 1,125,710 tonnes of ore or 12,508 tonnes per day at a palladium head grade of 1.79 g/t in first quarter 2006. These results reflect a significant improvement in mill availability to almost 95%, among the highest rates ever achieved, compared to 85% in the first quarter of 2006. Recoveries also improved across the board, with palladium recovery of 76.6% matching historic highs reported in early 2004.

	First Quarter
Palladium	2007	2006
Ore Milled (tonnes)	1,288,540	1,125,710
Head Grade (g/t)	2.48	1.79
Recovery (%)	76.6	72.7
Mill Availability (%)	94.5	84.9
Production (oz)	78,805	47,015
By-Product Metals
Platinum (oz)	6,862	4,698
Gold (oz)	4,890	3,615
Copper (lbs)	1,370,113	1,213,394
Nickel (lbs)	812,385	616,037

Spot palladium prices in the first quarter of 2007 averaged US $346 per oz and ended the quarter near the period’s high of US $358 per oz. This compared to an average of US $290 per ounce in the first quarter of 2006. The palladium price has displayed consistent strength and momentum over recent quarters as rising confidence in supply/demand fundamentals and historically significant pricing differentials between palladium and platinum give rise to substitution particularly in the autocatalyst sector. North American Palladium is highly leveraged to palladium price movements as it currently sells all of its palladium into the spot market.

North American Palladium’s Lac des Iles Mine is Canada’s foremost primary producer of platinum group metals and is among the largest open pit, bulk mineable palladium mining operations in the world.  The Mine also generates substantial revenue from platinum and by-product metals including nickel, gold and copper. NAP is focused on expanding its production profile through joint ventures in Canada and the Arctic Platinum Project in Finland. Palladium’s catalytic qualities are expected to play an increasing role in the automotive industry in response to growing concern for global environmental solutions, in fuel cell technology for alternative energy sources and a burgeoning jewelry market, while continuing to have widespread application in the dental, electronics and chemical sectors.

For further information, please contact:

Jim Excell
President & CEO
Tel: (416) 360-7971 ext. 223

David Passfield
Vice-President, Operations
Tel: (416) 360-7971 ext 227

Donna Yoshimatsu
Director, Investor Relations
Tel: (416) 360-7971 ext. 226

Forward-Looking Statements - Certain statements included in this news release are forward-looking statements within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 and any applicable Canadian securities legislation including the Securities Act (Ontario), relating to the objectives, plans, strategies and results of operation of the Company including words to the effect that the Company or management expects a stated condition or result to occur. When used herein, words such as “expect”, “continues”, “pursue”, “will” and other similar expressions as they related to the Company or its management, are intended to identify forward-looking statements. In particular, statements relating to estimated future metal prices and future ore and metal production are forward-looking statements. In making the forward-looking statements in this news release, the Company has applied several material assumptions, including but not limited to, the assumption that (1) market fundamentals will result in increased palladium demand and prices and sustained by-product metal demand and prices, (2) the integrated operation of the underground mine and the open pit mine remain viable operationally and economically, (3) financing is available on reasonable terms, (4) expectations for blended mill feed grade and mill performance will proceed as expected, (5) new mine plan scenarios will be viable operationally and economically, and (6) plans for improved mill production, for sustainable recoveries from the Lac des Iles mine, for further exploration at the Lac des Iles mine and surrounding region, and for exploration in Finland will proceed as expected. Any forward looking statements in this news release involve inherent risks and uncertainties and are subject to factors, many of which are beyond our control, which may cause actual results or performance to differ materially from those currently anticipated in such statements. Important factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements include among others (1) metal price volatility, (2) economic and political events affecting metal supply and demand, (3) fluctuations in ore grade or ore tonnes milled, (4) geological, technical, mining or processing problems, (5) future metal production, and (6) changes in the life-of-mine plan. For a more comprehensive review of risk factors, please refer to the “Risks and Uncertainties” section of the Company’s most recent interim Management Discussion and Analysis and most recent Annual Report under “Management’s Discussion and Analysis of Financial Results” and Annual Information Form under “Risk Factors” on file with the U.S. Securities and Exchange Commission and Canadian provincial securities regulatory authorities. The Company disclaims any obligation to update or revise any forward-looking statements whether as a result of new information, events or otherwise. Readers are cautioned not to put undue reliance on these forward-looking statements.